EXHIBIT 3.1

CERTIFICATE OF DESIGNATION OF
SERIES A INTERIM CONVERTIBLE PREFERRED STOCK OF
GENIUS PRODUCTS, INC.

Genius Products, Inc., a Delaware corporation (the “Company”), acting pursuant to § 151 of the General Corporation Law of Delaware, does hereby submit the following Certificate of Designation of Series A Interim Convertible Preferred Stock.

FIRST: The name of the Company is Genius Products, Inc.

SECOND: By unanimous vote of the Board of Directors of the Company dated January 6, 2009, the following resolutions were duly adopted:

WHEREAS the Certificate of Incorporation of the Company authorizes up to Ten Million (10,000,000) shares of Preferred Stock, par value $0.0001 per share, issuable from time to time in one or more series;

WHEREAS the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of Article IV of the Company’s Amended and Restated Certificate of Incorporation, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED that pursuant to Article IV of the Company’s Certificate of Incorporation, as amended, there is hereby established a new series of One Million (1,000,000) shares of Series A Interim Convertible Preferred Stock of the Company (the “Series A Preferred Stock”) to have the designation, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article IV as follows:

1.  Dividends.

The holders of the Series A Preferred Stock shall be entitled to receive, out of funds legally available, dividends on an as-converted basis when, as and if declared and paid by the Board of Directors of the Company on the Common Stock (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares).

2.  Liquidation, Dissolution or Winding Up.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Series A Preferred Stock (collectively referred to as “Senior Preferred Stock”), an amount that would be receivable if the shares of Series A Preferred Stock held by such holder were converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Company.

EXHIBIT 3.1

(b) After the payment of all preferential amounts required to be paid to the holders of Senior Preferred Stock upon the dissolution, liquidation, or winding up of the Company, all of the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of the Series A Preferred Stock, such other series of Preferred Stock as are constituted as similarly participating, and the Common Stock, with each share of Series A Preferred Stock being deemed, for such purpose, to be equal to the number of shares of Common Stock, including fractions of a share, into which such share of Series A Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution.

(c) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than fifty percent (50%) of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this Section, unless the holders of sixty-six and two-thirds percent (66-2/3%) of the Series A Preferred Stock then outstanding vote otherwise.  The amount deemed distributed to the holders of Series A Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity.  The value of such property, rights or other securities shall be determined in good faith by the Board of Directors of the Company.

3.  Voting.

(a) Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 4 hereof) at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration.  Except as provided by law, by the provisions of Subsections 3(b) or 3(c) below, or by the provisions establishing any other series of Preferred Stock, holders of Series A Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) The Company shall not amend, alter or repeal preferences, rights, powers or other terms of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.  For this purpose, without limiting the generality of the foregoing, the authorization or issuance of any series of Preferred Stock which is on a parity with or has preference or priority over the Series A Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Company shall be deemed to affect adversely the Series A Preferred Stock.

EXHIBIT 3.1

(c) The consent of the holders of not less than sixty-six and two-thirds (66-2/3%) of the outstanding Series A Preferred Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at a special or annual meeting of shareholders called for the purpose, shall be necessary for the Company to sell all or substantially all of the Company’s assets or effect a merger or consolidation or any other transaction resulting in the acquisition of a majority of the then outstanding voting stock of the Company by another corporation or entity.

4.  Mandatory Conversion; Adjustments.

(a) Mandatory Conversion.  At the earliest time that the Company has a sufficient number of authorized and unreserved shares of Common Stock to permit the conversion of all (and not less than all) outstanding shares of Series A Preferred Stock into shares of Common Stock, the Company shall give the notice required by Section 4(b) and upon the date specified in the notice, each outstanding share of Series A Preferred Stock shall be mandatorily converted into 189.305464 shares of Common Stock (the “Conversion Rate”), subject to adjustment as set forth herein.  No fractional shares shall be issued in such mandatory conversion and, in lieu thereof, any holder of less than one share of Common Stock immediately after such mandatory conversion (after aggregating all fractional shares of Common Stock issuable to such holder) shall be entitled to receive cash for such holder’s fractional share based upon the fair market value of the Common Stock as of the date that such mandatory conversion is effective.

(b) Notice and Surrender of Certificates.  All holders of record of shares of Series A Preferred Stock will be given at least ten (10) days’ prior written notice (the “Notice”) of the date fixed and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to Section 4(a).  The Notice will be sent by first class or registered mail, postage prepaid, to each record holder of Series A Preferred Stock at such holder’s address last shown on the records of the transfer agent for the Series A Preferred Stock (or the records of the Company, if it serves as its own transfer agent for such securities).  Upon receipt of the Notice, each holder shall surrender all certificates for shares of Series A Preferred Stock at the principal office of the Company.  The Company shall, as soon as practicable thereafter, issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.

(c) Adjustments to Conversion Rate for Certain Issuances.  If the Company shall, between December 31, 2008 and June 30, 2009, issue Additional Shares of Common Stock to the Company’s directors, officers, employees or consultants pursuant to an employee benefit plan or similar arrangement (which shall in any event exclude shares issued so such individuals as a dividend or distribution or stock split or combination in which all holders of Common Stock participate) (the “Management Retention Shares”), then and in such event, the Conversion Rate shall be adjusted to equal such amount that would result in each holder of Series A Preferred Stock receiving the same percentage of the aggregate issued and outstanding shares of Common Stock of the Company upon conversion into Common Stock, taking into account the Management Retention Shares, that each such holder would have received prior to the issuance of the Management Retention Shares.  For purposes of this Subsection 4(d), “Additional Shares of Common Stock” shall mean all shares of Common Stock issued or issuable by the Company pursuant to (i) restricted stock grants, or (ii) the exercise of rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock.

EXHIBIT 3.1

(d)  Adjustment for Stock Splits and Combinations.  If the Company shall at any time or from time to time after the issuance of shares of Series A Preferred Stock effect a subdivision of the outstanding Common Stock, the Conversion Rate then in effect immediately before that subdivision shall be proportionately decreased.  If the Company shall at any time or from time to time after the after the issuance of shares of Series A Preferred Stock combine the outstanding shares of Common Stock, the Conversion Rate then in effect immediately before the combination shall be proportionately increased.  Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e)  Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder, if any, of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records.  The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (1) such adjustments and readjustments, (2) the Conversion Rate then in effect, and (3) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Series A Preferred Stock.  Despite such adjustment or readjustment, the form of each or all Series A Preferred Stock Certificates, if the same shall reflect the initial or any subsequent Conversion Rate, need not be changed in order for the adjustments or readjustments to be valued in accordance with the provisions of this Certificate of Designation, which shall control.

5.  Amendment.

This Certificate of Designation constitutes an agreement between the Company and the holders of the Series A Preferred Stock.  It may be amended by vote of the Board of Directors of the Company and the holders of two-thirds (2/3) of the outstanding shares of Series A Preferred Stock.

EXHIBIT 3.1

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer as of January 14, 2009.

By:  /s/ Trevor Drinkwater
Name:  Trevor Drinkwater
Title:    Chief Executive Officer

5